UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(MARK ONE)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

FOR THE CALENDAR YEAR ENDED DECEMBER 31, 2013.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

FOR THE TRANSITION PERIOD FROM TO

COMMISSION FILE NUMBER: 001-15405

A.	FULL TITLE OF THE PLAN AND THE ADDRESS OF THE PLAN, IF DIFFERENT FROM THAT OF THE ISSUER NAMED BELOW:

AGILENT TECHNOLOGIES, INC. 401(K) PLAN

B.	NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE:

AGILENT TECHNOLOGIES, INC.
5301 STEVENS CREEK BOULEVARD
SANTA CLARA, CALIFORNIA 95051

TABLE OF CONTENTS

PAGE
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS

Statements of net assets available for benefits	2

Statements of changes in net assets available for benefits	3

Notes to financial statements	4

SUPPLEMENTAL SCHEDULES REQUIRED BY THE DEPARTMENT OF LABOR

Schedule H, line 4(a) – Schedule of delinquent participant contributions	15

Schedule H, line 4(i) – Schedule of assets (held at end of year)	16

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and
Plan Administrator of the
Agilent Technologies, Inc. 401(k) Plan

We have audited the financial statements of the Agilent Technologies, Inc. 401(k) Plan (the Plan) as of December 31, 2013 and 2012, and for the years then ended, as listed in the accompanying table of contents. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules, as listed in the accompanying table of contents, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Moss Adams LLP

Campbell, California
June 25, 2014

AGILENT TECHNOLOGIES, INC. 401(k) PLAN STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS (in thousands)

	December 31,
	2013	2012
Assets:
Investments, at fair value	$2,302,307	$1,961,599

Receivables:
Notes receivable from participants	15,715	15,308
Receivable from broker for securities sold	987	3,174

Total receivables	16,702	18,482

Total assets	2,319,009	1,980,081

Liabilities:
Accrued fees payable	101	94
Payable to broker for securities purchased	1,090	4,147

Total liabilities	1,191	4,241

Net assets at fair value	2,317,818	1,975,840

Adjustment from fair value to contract value
for fully benefit-responsive investment contracts	(5,112)	(12,181)

Net assets available for benefits	$2,312,706	$1,963,659

See accompanying notes.

AGILENT TECHNOLOGIES, INC. 401(k) PLAN STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS (in thousands)

	Years ended
	December 31,
	2013	2012
Additions to net assets attributed to:
Investment and other income:
Dividends and interest	$57,367	$44,776
Net realized and unrealized appreciation
in fair value of investments	342,934	182,490

	400,301	227,266

Contributions:
Participants'	70,497	69,064
Employer's	25,184	24,842

	95,681	93,906

Total additions	495,982	321,172

Deductions from net assets attributed to
withdrawals and distributions	146,935	114,579

Net increase in net assets	349,047	206,593

Net assets available for benefits:
Beginning of year	1,963,659	1,757,066

End of year	$2,312,706	$1,963,659

See accompanying notes.

AGILENT TECHNOLOGIES, INC. 401(k) PLAN NOTES TO FINANCIAL STATEMENTS

NOTE 1 – THE PLAN AND ITS SIGNIFICANT ACCOUNTING POLICIES

General – The following description of the Agilent Technologies, Inc. 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

The Plan is a defined contribution plan that was established in 2000 by Agilent Technologies, Inc. (the Company) to provide benefits to eligible employees, as defined in the Plan document. The Plan administrator believes that the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code of 1986 (the Code), as amended, and the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. The Company intends that the Plan be qualified pursuant to Sections 401(a) and 401(k) of the Code.

Administration – The Board of Directors of the Company has appointed a Benefits Committee (the Committee) with certain authority to manage the policy, design and administration of the Plan. The Company has contracted with Fidelity Management Trust Company (Fidelity) to act as the trustee and an affiliate of Fidelity to process and maintain the records of participant data. Substantially all expenses incurred for administering the Plan are paid by the Company.

Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Basis of accounting – The financial statements of the Plan are prepared on the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

Investments valuation and income recognition – Investments of the Plan are held by Fidelity, as trustee, and invested based solely upon instructions received from participants.

The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought or sold as well as held during the year.

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount the participants would receive if they were to initiate permitted transactions under the terms of the Plan. The statements of net assets available for benefits present the fair value of the investment contracts as well as the adjustment to fully benefit-responsive investment contracts from fair value to contract value. The statements of changes in net assets available for benefits are prepared on a contract value basis.

AGILENT TECHNOLOGIES, INC. 401(k) PLAN NOTES TO FINANCIAL STATEMENTS

Notes receivable from participants – Notes receivable from participants (notes receivable) are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable are reclassified as distributions based upon the terms of the Plan document.

Income taxes – The Plan has been amended since receiving its latest favorable determination letter dated October 24, 2013. The Company believes that the Plan is operated in accordance with, and qualifies under, the applicable requirements of the Code and related state statutes, and that the trust, which forms a part of the Plan, is exempt from federal income and state franchise taxes.

In accordance with guidance on accounting for uncertainty in income taxes (ASC 740-10), management evaluated the Plan’s tax positions and does not believe the Plan has any uncertain tax positions that require disclosure or adjustment to the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes the Plan is no longer subject to income tax examinations for years prior to 2010.

Risks and uncertainties – The Plan provides for various investment options in any combination of investment securities offered by the Plan, including the Company’s common stock. Investment securities are exposed to various risks, such as interest rate, market fluctuations and credit risks. Due to the risk associated with certain investment securities, it is at least reasonably possible that changes in market values, interest rates or other factors in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

Subsequent events – The Plan has evaluated subsequent events through June 25, 2014, which is the date the financial statements were available to be issued.

NOTE 2 – STABLE VALUE FUND

Stable Value Fund – The Stable Value Fund’s objective is to protect principal while providing a higher rate of return than shorter maturity investments, such as money market funds or certificates of deposit. To achieve this, the Stable Value Fund invests in instruments which are not expected to experience significant price fluctuation in most economic or interest rate environments. However, there is no assurance that this objective can be achieved.

The Plan’s Stable Value Fund is composed primarily of investments in bank collective funds and synthetic investment contracts (synthetic GICs) and a traditional investment contract (traditional GIC). Since the Stable Value Fund is fully benefit responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the investments included in the Stable Value Fund. Contract value represents contributions made plus interest accrued at the contract rate, less withdrawals. Traditional GICs are issued by insurance companies and typically pay a guaranteed fixed or floating rate of interest over the life of the contract with a repayment of principal at maturity. A Synthetic GIC is similar to a Traditional GIC but has unbundled the insurance and investment components of the Traditional GIC. Synthetic GICs consist of various contracts with banks or other institutions which provide for fully benefit-responsive withdrawals and transfers by Plan participants in the Stable Value Fund at contract value. The fund requires 30 days advance written notice prior to redemption at the Plan level.

AGILENT TECHNOLOGIES, INC. 401(k) PLAN NOTES TO FINANCIAL STATEMENTS

The Plan’s GICs consist of the following (in thousands):

As of December 31, 2013:

	Major	Year-end	Investments	Investment	Adjustments
	credit	contract	at fair	contracts at	to contract value
Carrier Name	ratings	value(1)	value (1)	fair value	(2)
Traditional GIC
Jackson National Life Insurance	AA/A1/AA	$4,745		$4,809	$(64)
Synthetic GICs
Monumental Life Insurance Co.	AA-/A1/AA-	82,146	$83,785	63	(1,702)
Prudential Insurance Co.	AA-/A1/A+	77,852	79,576		(1,724)
RGA Reinsurance Co.	AA-/A1/A+	84,259	85,881		(1,622)

Total		$249,002	$249,242	$4,872	$(5,112)
____________________

(1)	Note: Total year-end contract value and investments at fair value do not include assets held in cash, which are approximately $18,784,000 as of December 31, 2013.
(2)	Adjustments from fair value to contract value for fully benefit-responsive investment contracts.

As of December 31, 2012:

	Major	Year-end	Investments	Investment	Adjustments
	credit	contract	at fair	contracts at	to contract value
Carrier Name	ratings	value	value (1)	fair value	(2)
Traditional GIC
Jackson National Life Insurance	AA/A1/AA	$4,664		$4,744	$(80)
Synthetic GICs
Monumental Life Insurance Co.	AA-/A1/AA-	79,853	$84,526	59	(4,732)
Natixis Financial Products Inc.	A/A2/A+	67,712	72,110		(4,398)
RGA Reinsurance Co.	AA-/A1/A+	70,638	73,609		(2,971)

Total		$222,867	$230,245	$4,803	$(12,181)
____________________

(1)	Note: Total year-end contract value and investments at fair value do not include assets held in cash, which are approximately $18,649,000 as of December 31, 2012.
(2)	Adjustments from fair value to contract value for fully benefit-responsive investment contracts.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the contract issuer, but it may not be less than zero. Such interest rates are reviewed on a periodic basis for resetting. The relationship of future crediting rates and the adjustment to contract value reported on the statements of net assets available for benefits is provided through the mechanism of the crediting rate formula. The difference between the contract value and the fair value of the investments of each contract is periodically amortized into each contract’s crediting rate. The amortization factor is calculated by dividing the difference between the fair value of the investment and the contract value of the duration of the bond portfolio covered by the investment contract.

AGILENT TECHNOLOGIES, INC. 401(k) PLAN NOTES TO FINANCIAL STATEMENTS

The average yields on the fund are as follows for the years ended December 31:

	2013	2012
Average yields:
Based on actual earnings	2.24%	2.60%
Based on interest rate credited to participants	2.20%	2.48%

The key factors that could influence future interest crediting rates include, but are not limited to: (1) the Plan’s cash flows, (2) changes in interest rates, (3) total return performance of the fair market value bond strategies underlying each synthetic GIC contract, (4) default or credit failures of any of the securities, investment contracts or other investments held in the fund, or (5) the initiation of an extended termination of one or more of the synthetic GIC contracts by the contract issuer.

Certain employer initiated events or other external events not initiated by Plan participants will limit the ability of the Plan to transact at contract value with the issuer. Such events include but are not limited to, the following: (1) the Plan’s failure to qualify under the Internal Revenue Code of 1986, as amended, (2) amendments to the Plan documents (including complete or partial Plan termination or merger with another plan), (3) changes to the Plan’s prohibition on competing investment options or establishment of a competing plan by the Plan sponsor, (4) bankruptcy of the Plan sponsor or other Plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan or (5) events resulting in a material and adverse financial impact on the contract issuer, including changes in the tax code, laws or regulations. The Plan administrator does not believe that the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

The synthetic GICs do not permit the contract issuer to terminate the agreement prior to the scheduled maturity date unless there is a breach in contract which is not corrected within the specified cure period.

NOTE 3 – FAIR VALUE MEASUREMENTS

The fair value measurements standard establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under the standard are described below:

Basis of fair value measurement

Level 1 – Unadjusted quoted prices for identical assets in active markets that the Plan has the ability to access.

Level 2 – Quoted prices for similar assets in active markets; quoted prices for identical or similar assets in inactive markets; inputs other than quoted prices that are observable for the asset; and inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

AGILENT TECHNOLOGIES, INC. 401(k) PLAN NOTES TO FINANCIAL STATEMENTS

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2013 and 2012.

Bank collective funds: Investments are stated at fair value determined as of the close of regular trading. The index funds and U.S. government securities are valued at the net asset value (NAV) of units held as determined by the trustee. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. The guaranteed investment contracts are valued at fair value by the insurance company by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the credit worthiness of the issuer (see Note 2).

Wrapper contracts: Valued utilizing replacement cost methodology.

Collective trust funds: Valued at the NAV of units held of a bank collective trust. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities.

Mutual funds and money market funds: Valued at the NAV of shares held by the Plan at year end based on the closing price reported on the active market on which the individual funds are traded.

Common stocks and employer stock: Valued at the closing price reported on the active market on which the individual securities are traded.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

AGILENT TECHNOLOGIES, INC. 401(k) PLAN NOTES TO FINANCIAL STATEMENTS

The following tables set forth by level within the fair value hierarchy, the Plan’s assets at fair value, as of December 31, 2013 and 2012.

Investment Assets at Fair Value as of December 31, 2013

(in thousands)

Description	Level 1	Level 2	Level 3	Total
Mutual funds:
Index funds	$442,020			$442,020
Growth funds	739,976			739,976
Fixed income	154,006			154,006
Other funds	9,024			9,024
Total mutual funds	1,345,026			1,345,026

Common stocks:
Industrial	2,442			2,442
Telecommunications	3,064			3,064
Consumer	7,831			7,831
Financial institutions	6,378			6,378
Energy	6,381			6,381
Media	1,631			1,631
Pharmaceuticals	4,182			4,182
Technology	5,151			5,151
Transportation	1,703			1,703
Other	2,851			2,851
Total common stocks	41,614			41,614

Bank collective funds:
Index funds		$206,720		206,720
U.S. government securities		34,975		34,975
Guaranteed investment contract		249,242		249,242
Wrapper contracts			$4,872	4,872
Total bank collective funds		490,937	4,872	495,809

Collective trust fund		338,612		338,612
Employer stock	61,462			61,462
Money market funds	19,784			19,784
Total assets at fair value	$1,467,886	$829,549	$4,872	$2,302,307

AGILENT TECHNOLOGIES, INC. 401(k) PLAN NOTES TO FINANCIAL STATEMENTS

Investment Assets at Fair Value as of December 31, 2012

(in thousands)

Description	Level 1	Level 2	Level 3	Total
Mutual funds:
Index funds	$316,885			$316,885
Balanced funds	239,792			239,792
Growth funds	592,122			592,122
Fixed income	201,482			201,482
Other funds	6,466			6,466
Total mutual funds	1,356,747			1,356,747

Common stocks:
Industrial	3,210			3,210
Telecommunications	536			536
Consumer	7,058			7,058
Financial institutions	4,849			4,849
Energy	4,414			4,414
Media	2,388			2,388
Pharmaceuticals	2,734			2,734
Technology	3,397			3,397
Other	1,106			1,106
Total common stocks	29,692			29,692

Bank collective funds:
Index funds		$178,000		178,000
U.S. government securities		60,200		60,200
Guaranteed investment contract		230,245		230,245
Wrapper contracts			$4,803	4,803
Total bank collective funds		468,445	4,803	473,248

Collective trust fund		30,489		30,489
Employer stock	51,016			51,016
Money market funds	20,407			20,407
Total assets at fair value	$1,457,862	$498,934	$4,803	$1,961,599

NOTE 4 – RELATED PARTY TRANSACTIONS

Certain Plan investments are managed by an affiliate of Fidelity, the trustee of the Plan. Any purchases and sales of these funds are performed in the open market at fair value. Such transactions, while considered party-in-interest transactions under ERISA regulations, are permitted under the provisions of the Plan and are specifically exempt from the prohibition of party-in-interest transactions under ERISA.

As allowed by the Plan, participants may elect to invest a portion of their accounts in the Agilent Technologies Stock Fund (the Fund), which is primarily invested in shares of Company common stock. Investments in the Fund are at the direction of the Plan participants. Participants are not permitted to allocate more than 25% of their total contributions, including Company matching contributions, to the Fund and the maximum amount of the participant’s account balance that can be allocated to the Fund is limited to 25% of the participant’s account. Effective as of December 28, 2012, the Plan was amended to provide that if a participant’s total investment in the Fund is greater than 25% of the participant’s total Plan account balance, the amount in excess of the limit must be transferred to a different investment option available under the Plan. If an affected participant did not make an alternative investment election, the amount in excess of the limit was transferred to the Plan’s default investment option. The shares of Company common stock are traded in the open market.

AGILENT TECHNOLOGIES, INC. 401(k) PLAN NOTES TO FINANCIAL STATEMENTS

The number of shares of the Company common stock in the Fund was 1,074,707 and 1,246,120 as of December 31, 2013 and 2012, respectively. The fair value of the Company common stock included in the Fund was approximately $61,462,000 and $51,016,000 at December 31, 2013 and 2012, respectively. The Fund assigns units of participation to those participants with account balances in the Fund. The total number of units in the Fund at December 31, 2013 and 2012 was 1,467,880 and 1,693,270, respectively, and the net unit value was $42.32 and $30.37, respectively, at these dates. The Fund is comprised primarily of Company common stock purchased on the open market. The Fund also includes a minor investment in the Fidelity Institutional Money Market Fund.

In January 2012, the Company approved the initiation of a quarterly cash dividend to Company shareholders. As a result, the Company determined that it was desirable to convert the Fund to an Employee Stock Ownership Plan component under the 401(k) Plan (the “ESOP”). The Company’s Compensation Committee approved the ESOP conversion in March 2012 and the Benefits Committee approved it in June 2012. Effective June 27, 2012, the Plan was amended to adopt the ESOP conversion. Under the terms of the ESOP, participants may elect to either receive any dividends in cash or reinvest the dividends into the Fund.

NOTE 5 – PARTICIPATION AND BENEFITS

Eligibility – Employees who are eligible to participate in the Plan include those employees of the Company and its designated domestic subsidiaries who are on the U.S. dollar payroll and who are employed as regular full-time or regular part-time employees of the Company. There is no waiting period for eligibility.

Participant contributions – Upon initially becoming an eligible employee, a participant is deemed to have elected a 3% pre-tax deferral effective on the first day of commencement of participation, unless that employee makes a change to that election in the manner prescribed by the Plan. Participating employees can elect to have the Company contribute up to 50% of their eligible pre-tax or after-tax compensation, not to exceed the amount allowable under the Plan document and current income tax regulations. Participants who elect to have the Company contribute a portion of their compensation to the Plan agree to accept an equivalent reduction in taxable or taxed compensation. Contributions withheld are invested in accordance with the participant’s direction. The Plan also allows eligible participants to make a catch-up contribution up to the maximum allowed under current income tax regulations.

Participants are also allowed to make rollover contributions of eligible distributions received from other tax-qualified employer-sponsored retirement plans. Such contributions are deposited in the appropriate investment funds in accordance with the participant’s direction and the Plan’s provisions.

Employer contributions – The Company makes matching contributions as required by the Plan document. In 2013 and 2012, the Company matched 100% of the employee’s salary deferral for the first 3% of employee’s eligible pre-tax or taxed compensation, and 50% of the employee’s salary deferral for the next 2% of employee’s eligible pre-tax or taxed compensation. The Company matching contribution was deposited into the individual employee’s Plan account after the end of each pay period.

Both employee deferrals and Company contributions in 2013 and 2012 have been made in cash for all funds; however, Company contributions may be made in either cash or common stock of the Company. No Company contributions have been made in the form of common stock of the Company in 2013 and 2012.

AGILENT TECHNOLOGIES, INC. 401(k) PLAN NOTES TO FINANCIAL STATEMENTS

Vesting – Participants are 100% vested in their salary deferrals of eligible pre-taxed or taxed compensation, rollover contributions, and Company matching contributions, subject to the terms of the Plan.

Participant accounts – Each participant’s account is credited with the participant’s salary deferrals of eligible pre-taxed or taxed compensation, Plan earnings or losses and an allocation of the Company’s matching contribution. Allocation of the Company’s matching contribution is based on participant salary deferrals of eligible pre-taxed or taxed compensation, as defined in the Plan.

Participants can transfer their invested funds among the available investment options and/or change the investment of their future contributions as often as desired. These transfers and changes must be made in whole percent increments. Initial contributions for new hires are automatically invested in the retirement age-appropriate Vanguard Target Retirement Fund, the fund designated as the Plan default fund until the participant makes a change to that investment election.

Payment of benefits – Upon termination of employment, the participants or beneficiaries may elect to leave their account balance in the Plan, or receive their total benefits in a lump sum amount equal to the value of the participant’s interest in their account, in the form of rollovers or payments in cash and Company stock. The Plan allows for automatic lump sum distribution of participant account balances that do not exceed $1,000.

Notes receivable from participants – The Plan allows participants to borrow not less than $1,000 and up to the lesser of $50,000 or 50% of their account balance. The notes receivable are secured by the participant’s balance. Such notes receivable bear interest at a rate fixed at the time of the loan at the prime rate plus one-half percent and must be repaid to the Plan between one year and four years. Generally, notes receivable are repaid semi-monthly via automatic payroll deduction. The Plan allows terminated participants to electronically continue to repay their notes receivable after termination of employment. The specific terms and conditions of such notes receivable are established by the Committee. Outstanding notes receivable at December 31, 2013 carry interest rates ranging from 3.75% to 9.25%.

NOTE 6 – INVESTMENTS

The following table is a summary of the fair values of investments and investment funds that represent 5% or more of the Plan’s net assets at December 31 (in thousands):

	2013	2012
Pyramid Intermediate Fixed Income Fund	$163,361	$	*
Pyramid Short Managed Maturing Fund	*		156,635
BlackRock ACWI Ex US Non-Lending Index	130,433		100,541
Fidelity Contrafund	260,286		210,060
Fidelity Low-Priced Stock Funds	157,122		121,072
Harbor Capital Appreciation Fund	188,163		148,071
PIMCO Total Return Fund	154,006		201,482
Vanguard Extended Market Index Fund	135,511		*
Vanguard Institutional Index Plus Fund	306,509		228,222
____________________

* Less than 5% of the Plan’s net assets at year end

AGILENT TECHNOLOGIES, INC. 401(k) PLAN NOTES TO FINANCIAL STATEMENTS

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year appreciated in value as follows for the years ended December 31 (in thousands):

	2013	2012
Common stock	$29,558	$15,289
Bank collective funds	9,495	20,542
Collective trust funds	26,300	3,869
Mutual funds	277,581	142,790
	$342,934	$182,490

NOTE 7 – RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 (in thousands):

	December 31,
	2013	2012
Net assets available for benefits per the financial statements	$2,312,706	$1,963,659
Adjustment from contract value to fair value for fully benefit-responsive investment
contracts	5,112	12,181
Net assets available for benefits at fair value per the Form 5500	$2,312,818	$1,975,840

As described in Note 1, fully benefit-responsive investment contracts are reported at fair value in the Form 5500 and are reported at contract value in the financial statements.

The following is a reconciliation of the affected components of the changes in net assets available for benefits per the financial statements to the Form 5500 (in thousands) for the year ended December 31, 2013:

	Amount per the
	financial	Adjustment to	Amount per the
	statements	fair value	Form 5500
Investment and other income	$400,301	$(7,069)	$393,232

NOTE 8 – PLAN TERMINATION OR MODIFICATION

The Company intends to continue the Plan indefinitely for the benefit of its participants; however, it reserves the right to terminate or modify the Plan at any time by resolution of its Board of Directors and subject to the provisions of ERISA.

AGILENT TECHNOLOGIES, INC. 401(k) PLAN NOTES TO FINANCIAL STATEMENTS

NOTE 9 – SUBSEQUENT EVENTS

In June 2012, the Company acquired Dako, a Denmark based cancer diagnostics company. The Dako 401(k) Plan was merged into the Agilent Plan on May 1, 2014 and approximately $39 million was transferred into the Plan.

The Agilent Stock Fund will be eliminated as an investment option effective July 31, 2014.

As of August 1, 2014 (the “Transaction Date”), Agilent Technologies, Inc. will create a wholly-owned subsidiary titled Keysight Technologies, Inc. (“Keysight”) in order to complete a planned corporate separation of the Keysight operations as of the Transaction Date and subsequent distribution of all outstanding Keysight common stock to Agilent’s shareholders as of November 1, 2014. In connection with this transaction, the Keysight Technologies, Inc. 401(k) Plan (the “Keysight 401(k) Plan”) will be established as of the Transaction Date, and the portion of the assets and liabilities of the Plan attributable to certain Participants in the Keysight 401(k) Plan who had participated in the Plan (“Former Agilent Participants”) are expected to be transferred to the Keysight 401(k) Plan as of the Transaction Date. On and after the Transaction Date, all Former Agilent Participants’ Plan Benefits will be payable from the Keysight 401(k) Plan rather than the Plan.

AGILENT TECHNOLOGIES, INC. 401(k) PLAN SCHEDULE H, LINE 4(a) – SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS December 31, 2013

Plan sponsor: Agilent Technologies, Inc.
Employer identification number: 77-051772
Plan number: #003
Schedule H, Line 4(a)

Totals that constitute nonexempt prohibited transactions
Corrected in
Participant			Contributions	accordance with
contributions		Contributions	pending	the principles of
transferred late	Contributions	corrected	correction	VFCP and PTE
to Plan	not corrected	outside VFCP	in VFCP	2002-51
$1,915		$1,915

AGILENT TECHNOLOGIES, INC. 401(k) PLAN SCHEDULE H, LINE 4(i) – SCHEDULE OF ASSETS (HELD AT END OF YEAR) December 31, 2013

Plan sponsor: Agilent Technologies, Inc.
Employer identification number: 77-051772
Plan number: #003
Schedule H, Line 4(i)

	Identity of issue, borrower,	Description of investment including maturity date,	Current
	lessor or similar party	rate of interest, collateral, par or maturity value	value
	Stable Value Fund Holdings:
*	Money Market	Money market	$18,783,725

	Pyramid Intermediate Fixed Income Fund	Bank Collective Fund	163,361,273
	Pyramid Intermediate Managed Maturing Fund	Bank Collective Fund	41,899,455
	Pyramid Short Managed Maturing Fund	Bank Collective Fund	43,980,878
	Total bank collective funds		249,241,606

	Jackson National Life Insurance	Wrapper Contracts	4,808,985
	Monumental Life Insurance Co	Wrapper Contracts	63,001
	Total investment contracts at fair value		4,871,986

	Total fair value of underlying assets of Stable Value Fund		272,897,317

	BlackRock US Debt Index Fund	Bank Collective Fund	76,287,346
	BlackRock ACWI Ex US Non-Lending Index	Bank Collective Fund	130,432,650
	State Street Global Advisors TIPS Fund	Bank Collective Fund	34,974,774
	Small Cap Core - Copper Rock Small Cap	Collective Trust Fund	39,278,386
	Harbor Capital Appreciation Fund	Mutual Fund	188,162,911
	Templeton Foreign Fund A	Mutual Fund	94,453,221
	PIMCO Total Return Fund	Mutual Fund	154,005,685
	Domini Social Equity Fund	Mutual Fund	9,025,632
	Small Cap Core - Goldman Sachs	Mutual Fund	39,951,444
*	Agilent Technologies, Inc. common stock	Common Stock	61,462,493
*	Fidelity Institutional Money Market Fund	Money Market	692,276
*	Fidelity Contrafund	Mutual Fund	260,286,262
*	Fidelity Low-Priced Stock Fund	Mutual Fund	157,122,110
	Vanguard Extended Market Index Fund	Mutual Fund	135,510,695
	Vanguard Institutional Index Fund	Mutual Fund	306,509,272
	Vanguard Target Retirement Income Fund	Collective Trust Fund	10,086,537
	Vanguard Target Retirement 2010 Fund	Collective Trust Fund	14,869,304
	Vanguard Target Retirement 2015 Fund	Collective Trust Fund	40,468,226
	Vanguard Target Retirement 2020 Fund	Collective Trust Fund	60,058,314
	Vanguard Target Retirement 2025 Fund	Collective Trust Fund	55,715,432
	Vanguard Target Retirement 2030 Fund	Collective Trust Fund	36,048,057
	Vanguard Target Retirement 2035 Fund	Collective Trust Fund	31,577,214
	Vanguard Target Retirement 2040 Fund	Collective Trust Fund	26,573,410
	Vanguard Target Retirement 2045 Fund	Collective Trust Fund	12,451,037
	Vanguard Target Retirement 2050 Fund	Collective Trust Fund	8,769,811
	Vanguard Target Retirement 2055 Fund	Collective Trust Fund	2,444,011
	Vanguard Target Retirement 2060 Fund	Collective Trust Fund	272,373

	AllianceBernstein US Value Equities Portfolio:
*	Fidelity Institutional Money Market Fund	Money Market	307,941

AGILENT TECHNOLOGIES, INC. 401(k) PLAN SCHEDULE H, LINE 4(i) – SCHEDULE OF ASSETS (HELD AT END OF YEAR) December 31, 2013

Identity of issue, borrower,	Description of investment including maturity date,	Current
lessor or similar party	rate of interest, collateral, par or maturity value	value
3M CO	Common Stock	52,594
AETNA Inc	Common Stock	404,681
AMDOCS LTD	Common Stock	140,216
American Electric Power	Common Stock	112,176
American FINL Group Inc OHIO	Common Stock	334,776
American International Group	Common Stock	678,965
AON PLC	Common Stock	486,562
Apple Inc	Common Stock	911,804
Applied Materials Inc	Common Stock	366,183
Arrow Electronics Inc	Common Stock	238,700
Assurant Inc	Common Stock	232,295
AT&T Inc	Common Stock	657,492
Atmos Energy Corp	Common Stock	222,558
Bank Of America Corp	Common Stock	1,005,822
Berkshire Hathaway Inc CL B	Common Stock	130,416
Boeing Co	Common Stock	122,841
Capital One Financial Corp	Common Stock	589,897
Celgene Corp	Common Stock	84,480
Centerpoint Energy Inc	Common Stock	217,892
Centurylink Inc	Common Stock	79,625
Chesapeake Energy Corp	Common Stock	24,426
Chevron Corp	Common Stock	899,352
CHUBB Corp	Common Stock	521,802
CISCO System Inc	Common Stock	424,305
CIT Group Inc	Common Stock	453,531
CITIGROUP Inc	Common Stock	875,448
COCA COLA Co	Common Stock	53,703
COCA-COLA Enterprises Inc New	Common Stock	24,272
Colgate-Palmolive Co	Common Stock	24,454
Comcast Corp CL A	Common Stock	207,860
Covidien PLC	Common Stock	112,365
CVS Caremark Corp	Common Stock	193,239
DELTA Air Inc	Common Stock	167,567
Discover Fin Svs	Common Stock	408,435
DTE Energy Co	Common Stock	23,236
E Trade Financial Corp	Common Stock	159,084
Edison Intl	Common Stock	463,000
Electronic Arts Inc	Common Stock	442,742
Everest Reinsurance Group LTD	Common Stock	120,799
Exxon Mobil Corp	Common Stock	941,160
FEDEX Corp	Common Stock	25,160
FIFTH THIRD BANCORP	Common Stock	63,090
Ford Motor Co	Common Stock	450,556
Gamestop Corp CL A	Common Stock	349,746
Gannett Inc	Common Stock	357,918
General Electric Co	Common Stock	997,868
General Motors Co	Common Stock	465,918
Genworth Financial Inc A	Common Stock	385,144
Gilead Sciences Inc	Common Stock	270,540
Glaxosmithkline PLC Spons ADR	Common Stock	405,764
Goldman Sachs Group Inc	Common Stock	416,561
Google Inc A	Common Stock	392,249

AGILENT TECHNOLOGIES, INC. 401(k) PLAN SCHEDULE H, LINE 4(i) – SCHEDULE OF ASSETS (HELD AT END OF YEAR) December 31, 2013

Identity of issue, borrower,	Description of investment including maturity date,	Current
lessor or similar party	rate of interest, collateral, par or maturity value	value
Halliburton Co	Common Stock	482,125
Harris Corp	Common Stock	356,031
Health Net Inc	Common Stock	166,152
Hess Corp	Common Stock	705,500
Hewlett-Packard Co	Common Stock	808,622
Hollyfrontier Corp	Common Stock	21,118
Home Depot Inc	Common Stock	172,914
Huntington Bancshares Inc	Common Stock	53,075
Illinois Tool Works Inc	Common Stock	538,112
ING US Inc	Common Stock	108,965
Ingersoll Rand PLC	Common Stock	20,020
INTL BUS MACH Corp	Common Stock	161,310
Johnson & Johnson	Common Stock	1,034,967
JPMorgan Chase & Co	Common Stock	678,368
KEYCORP	Common Stock	26,840
Kimberly Clark Corp	Common Stock	57,453
Kraft Foods Group Inc	Common Stock	40,440
Kroger Co	Common Stock	616,668
LAM Research Corp	Common Stock	234,135
Lear Corp New	Common Stock	129,552
Liberty Global PLC CL A	Common Stock	160,805
Liberty Global PLC CL C	Common Stock	286,772
Lincoln National Corp	Common Stock	480,066
Lowes Cos Inc	Common Stock	247,750
Lyndellbasell Inds Class A	Common Stock	746,604
Macys Inc	Common Stock	391,155
Marathon Oil Corp	Common Stock	49,420
Marathon Petroleum Corp	Common Stock	660,456
MasterCard Inc CL A	Common Stock	104,432
McDonald Corp	Common Stock	67,921
McGraw Hill Financial Inc	Common Stock	52,785
Medtronic Inc	Common Stock	619,812
Merck & Co Inc New	Common Stock	445,445
Metlife Inc	Common Stock	37,744
MICRON Technology Inc	Common Stock	198,016
Microsoft Corp	Common Stock	456,646
Mondelez International Inc	Common Stock	77,660
Nabors Industries LTD	Common Stock	98,542
NIKE Inc CL B	Common Stock	58,980
Northrop Grumman Corp	Common Stock	97,419
NVIDIA Corp	Common Stock	22,428
Occidental Petroleum Corp	Common Stock	684,720
Oracle Corp	Common Stock	294,602
Parker Hannifin Corp	Common Stock	86,832
Partnerre LTD	Common Stock	442,806
Pepsico Inc	Common Stock	149,292

AGILENT TECHNOLOGIES, INC. 401(k) PLAN SCHEDULE H, LINE 4(i) – SCHEDULE OF ASSETS (HELD AT END OF YEAR) December 31, 2013

	Identity of issue, borrower,	Description of investment including maturity date,	Current
	lessor or similar party	rate of interest, collateral, par or maturity value	value
	PFIZER Inc	Common Stock	1,359,972
	Philip Morris Intl Inc	Common Stock	461,789
	Phillips 66	Common Stock	158,116
	PNC Financial Services GRP Inc	Common Stock	46,548
	PPL Corporation	Common Stock	19,559
	Procter & Gamble Co	Common Stock	488,460
	PulteGroup Inc	Common Stock	468,510
	Regal Entertainment Group CL A	Common Stock	95,305
	Regions Financial Corp	Common Stock	29,670
	Reinsurance Group Of America	Common Stock	135,468
	Roche Holding LTD Spon ADR	Common Stock	224,640
	Sempra Energy	Common Stock	24,684
	Staples Inc	Common Stock	22,246
	State Street Corp	Common Stock	113,754
	Suntrust Banks Inc	Common Stock	150,921
	Symantec Corp	Common Stock	220,473
	TE Connectivity LTD	Common Stock	30,310
	Time Warner Inc	Common Stock	216,132
	TJX Companies Inc	Common Stock	739,268
	Travelers Companies Inc	Common Stock	117,702
	TRW Automotive HLDGS Corp	Common Stock	342,194
	Twenty First Century Fox Inc A	Common Stock	457,340
	UGI Corp New	Common Stock	178,278
	Union Pacific Corp	Common Stock	121,800
	UNUM Group	Common Stock	22,802
	US Bancorp Del	Common Stock	177,760
	Valero Energy Corp	Common Stock	660,240
	Vertex Pharmaceuticals Inc	Common Stock	163,460
	VIACOM Inc CL B	Common Stock	353,727
	VISA Inc CL A	Common Stock	66,804
	Vodafone Group PLC Spon ADR	Common Stock	499,237
	WAL MART Stories Inc	Common Stock	157,380
	WellPoint Inc	Common Stock	101,629
	Wells Fargo & Co	Common Stock	967,020
	Xerox Corp	Common Stock	546,433
	XL Group PLC	Common Stock	19,104
	Thomson Reuters Corp	Foreign Stock	32,147

	Total fair value of common stock		41,613,628

	Total fair value of underlying assets of AllianceBernstein
	US Value Equities		41,921,569

*	Notes receivable from participants	Interest rates ranging from 3.75% to 9.25%	15,714,569

		Total	$2,318,022,338
____________________

* Party-in-interest

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

AGILENT TECHNOLOGIES, INC.

Dated: June 25, 2014	By:
Guillermo Gualino
Vice President, Treasurer

EXHIBIT INDEX

Exhibit
Number	Description
23.1	Consent of Moss Adams LLP